SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2002

COUNSEL CORPORATION

(Translations of registrant's name into English)

Exchange Tower, Suite 1300
130 King Street West
Toronto, Ontario M5X 1E3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F ______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: **Counsel Corporation**

By: ______________________

Name: Allan C. Silber
Title: Chief Executive Officer

Date: **September 10, 2002**

296292-1

COUNSEL CORPORATION

2002

2

REPORT TO SHAREHOLDERS

We are pleased to report Counsel Corporation's results for the second quarter of 2002.

Counsel's results for the quarter and six months ended June 30, 2002 reflect the significant impact of its entry into the communications sector through its acquisition of a controlling interest in I-Link Incorporated in March 2001 and the acquisition of the retail long distance "10-10-XXX" dial-around business of WorldxChange at the beginning of June 2001.

For the quarter ended June 30, 2002, Counsel's consolidated revenues grew by 33% to US$32.9 million from US$24.8 million in the second quarter of 2001. Consolidated revenues were US$68.4 million for the six months ended June 30, 2002, up 85% from US$36.9 million in the first six months of 2001. This significant growth in revenues is attributable to the Company's communications operations.

Operations showed a significant improvement on a quarter-over-quarter basis with the loss from operations before interest, taxes, depreciation and amortization declining to US$3.1 million in the second quarter of 2002 from a loss of US$5.0 million in the first quarter of 2002. Counsel's dial-around segment had its first profitable quarter in the second quarter of 2002 with earnings before interest, taxes, depreciation and amortization of US$1.3 million and net earnings of US$84,000 compared with earnings before interest, taxes, depreciation and amortization of US$0.5 million and a net loss of US$0.8 million in the first quarter.

For the six months ended June 30, 2002 cash and cash equivalents increased by US$8.9 million, reflecting proceeds on the sale of short-term investments.

Several significant developments have occurred since our last quarterly report:

- In June, we added three new directors to our board: Anthony F. Griffiths, William H. Lomicka and A. Clayton Perfall. These three individuals have many years of business experience and excellent reputations and we believe that their agreeing to join our board is a strong endorsement of our vision and strategy.
- On July 3 and 10, we completed the acquisition of five shopping centres aggregating over 725,000 square feet of gross leasable area, plus approximately 13 acres of land zoned for retail expansion, thereby entering a new reportable segment, namely "real estate investment" in Canada.
- On July 25, Counsel entered into an agreement with I-Link to restructure the Company's loans to I-Link, subject to I-Link shareholder approval, which is expected in the fall. Under the restructuring, $25.9 million owed by I-Link to the Company will be converted into common stock of I-Link resulting in the increase of the Company's interest in I-Link from 60.2% to 75.5%. In addition, I-Link's 100% ownership of WorldxChange Corp. will be transferred to the Company's 88.4%-owned subsidiary, Counsel Springwell Communications LLC.
- In August, I-Link was awarded a patent for its Voice Internet Transmission System. I-Link has several patented technologies that are integral components of the Voice over Internet Protocol ("VoIP") services market, which have been successfully deployed and commercially proven. The latest patent validates I-Link's VoIP technology, confirms its VoIP expertise and reinforces the foundational role I-Link technology has played in the evolving VoIP market.

We are excited about the prospects for Counsel as we focus on our strategy to manage operating companies for growth in the communications, real estate and seniors living sectors. I look forward to reporting more progress in the next quarter.

On behalf of the Board,

ALLAN SILBER
Chairman & Chief Executive Officer
August 23, 2002

INTERIM MD&A FOR THE QUARTER ENDED JUNE 30, 2002

(All dollar amounts are in US dollars unless otherwise indicated)

This interim MD&A of Counsel Corporation ("Counsel", "the Company") is based on the Company's interim financial statements prepared in accordance with accounting principles generally accepted in Canada and should be read in conjunction with the most recent annual MD&A. References to interim financial statements are to the unaudited consolidated financial statements of Counsel as at, and for the six months ended, June 30, 2002.

Major Developments in and Subsequent to the Quarter Ended June 30, 2002

The major development in the quarter ended June 30, 2002 was the settlement, effective April 29, 2002, of the lawsuit brought in October 1999 by Bergen Brunswig Corporation ("Bergen") against the Company in connection with Bergen's acquisition of Stadtlander Drug Co. from the Company in January 1999. The cost of the settlement was fully provided in the operating results for the year ended December 31, 2001.

Subsequent to June 30, 2002, two significant developments occurred: (i) in July the Company completed the acquisition of five shopping centres aggregating over 725,000 square feet of gross leasable area, plus approximately 13 acres of land zoned for retail expansion, thereby entering a new reportable segment, namely "real estate investment" in Canada; and (ii) the restructuring of the Company's loans to I-Link, subject to I-Link shareholder approval, whereby $25.9 million owed by I-Link to the Company will be converted into common stock of I-Link resulting in the increase of the Company's interest in I-Link from 60.2% to 75.5% and whereby I-Link's 100% ownership of WorldxChange Corp. will be transferred to the Company's 88.4%-owned subsidiary, Counsel Springwell Communications LLC (see note 7 to the interim financial statements).

Financial Condition

Cash and cash equivalents increased by $8.9 million during the six months ended June 30, 2002, primarily as a result of the Company's sale of short-term investments, mostly shares of AmerisourceBergen Corporation, which also was responsible for the $3.1 million decrease in short-term investments. Other significant changes in assets and liabilities during the first six months of 2002 were: (i) accounts receivable decreased by $5.3 million due to the receipt of insurance proceeds reimbursing the Company for legal fees and expenses incurred with respect to the Bergen lawsuit as well as a reduction in accounts receivable at I-Link; (ii) current other assets increased by $2.9 million primarily due to deposits made on potential acquisitions; (iii) assets and liabilities of discontinued operations were reduced by $3.9 million and $1.3 million, respectively, reflecting the receipt of the final payment due from the sale of the Company's pharmaceutical products business (see note 6 to the interim financial statements); (iv) goodwill and intangibles decreased by $6.0 million as a result of the Company ceasing to consolidate the operations of Proscape Technologies, Inc. (see note 3 to the interim financial statements), the amortization of intangibles related to I-Link and the goodwill impairment charge taken with respect to Sage Biopharma, Inc. (see note 2 to the interim financial statements); and (v) accounts payable and accrued liabilities decreased by $10.3 million due to the cessation of consolidation of Proscape, reductions in payables at both I-Link and the Company's nursing home operations, and the payment of liabilities incurred with respect to the Bergen lawsuit.

Results of Operations – Second Quarter of 2002 compared with Second Quarter of 2001

Revenues increased by $8.1 million in the current quarter over the corresponding quarter of 2001. This increase reflects the consolidation of the operations of WorldxChange for a full three months in the current quarter and only for the month of June in the 2001 second quarter. Revenues from seniors living operations and medical products were basically steady while other revenues decreased due to lower interest income.

The improvement in operations at I-Link (which saw its operating loss decrease to $4.4 million from $7.3 million) and WorldxChange (which had operating earnings of $0.4 million in the current quarter versus an operating loss of

$1.1 million last year) resulting from cost reductions and concentration on more profitable lines of business, as well as the cessation of the consolidation of the technology services operations of Proscape during the first quarter of 2002, resulted in the Company's decreased operating loss of $6.3 million in the current quarter compared with an operating loss of $12.6 million in the second quarter of 2001.

The gain on sale of short term investments of $0.9 million in the current quarter relates to several equity investments made by the Company, while the $2.2 million gain in last year's second quarter arose mostly from the sale of Bergen shares.

Equity in losses of significantly influenced corporations for the second quarter of 2001 consisted of the Company's proportionate share of the losses of Impower Inc. and IBT Technologies Inc. for the full quarter. The Company's equity in Impower and IBT was entirely written off in 2001; consequently, there was no equity in the earnings or losses of significantly influenced corporations during the current quarter. Other gains in the current quarter resulted from the payment received on the cancellation of Sage Biopharma's exclusive licensing agreement with respect to gaining approval for and marketing a proprietary line of fertility hormone drugs in North America. The impairment of property, plant and equipment of $1.9 million in the current quarter relates to I-Link assets that are no longer used in its operations due to technology advances and the sale of a building, previously used to house equipment and employees, which is no longer required due to technology advances and the rationalization of operations. The write down of investments in the current quarter relates to a decline in value of short term investments while the write down of $8.9 million in the second quarter of 2001 primarily reflects the write down of the balance of the Company's equity in Impower after taking into account the equity in Impower's loss for the quarter ended June 30, 2001. The income tax expense in the current quarter relates mostly to the sale of short term investments whereas in 2001's second quarter it reflected the recording of a valuation reserve against tax assets otherwise available with respect to book/tax basis differences for the Company's equity investment in Impower and its consolidated investment in I-Link. The minority interest in the current quarter is derived from Sage and in 2001 was derived from Proscape and I-Link.

Results of Operations – Six Months Ended June 30, 2002 compared with Six Months Ended June 30, 2001

Revenues increased by approximately $32 million in the first six months of 2002 over the corresponding six months of 2001. This increase reflects the consolidation of the operations of I-Link, including WorldxChange, for a full six months in 2002 versus only four months of I-Link revenue and one month of WorldxChange revenue in the first six months of 2001. The consolidation of I-Link and WorldxChange in the current six-month period is also primarily responsible for the increase in cost of revenues and operating expenses over the first six months of 2001.

The gain on sale of short term investments of $27.5 million in the current year and the $10.9 million gain in last year's first six months relate mostly to the sale of AmerisourceBergen/Bergen shares.

Equity in losses of significantly influenced corporations for the first six months of 2001 consists of the Company's proportionate share of the losses of Impower and IBT for the entire period, and Proscape until February 17, 2001, when its operations were consolidated. The Company's equity in Impower and IBT was entirely written off in 2001; consequently, there was no equity in the earnings or losses of significantly influenced corporations during the current six-month period. Other gains in the current six-month period result from the payment received on the cancellation of Sage Biopharma's exclusive licensing agreement with respect to gaining approval for and marketing a proprietary line of fertility hormone drugs in North America. The impairment of property, plant and equipment of $1.9 million in the current six months relates to I-Link assets that are no longer used in its operations due to technology advances and the sale of a building, previously used to house equipment and employees, which is no longer required due to technology advances and the rationalization of operations. The write down of investments in the current six month period relates to a decline in value of short term investments while the write down of $8.9 million in the first half of 2001 primarily reflects the write down of the balance of the Company's equity in Impower after taking into account the equity in Impower's losses to June 30, 2001. The income tax expense in the current six-month period, none of which is current, relates mostly to the sale of short term investments whereas in 2001's first half it reflected the recording of a valuation reserve against tax assets otherwise available with respect to book/tax basis differences for the Company's equity investment in Impower and its consolidated investment in I-Link. The minority interest in the current period is derived from Sage and in 2001 was derived from Proscape and I-Link.

Cash Flows – Second Quarter of 2002 compared with Second Quarter of 2001

Operating activities used net cash of $7.2 million in the second quarter of 2002 compared with using $17.4 million in the second quarter of 2001. This improvement primarily reflects a lower operating loss at I-Link in the current quarter, operating earnings from WorldxChange in the current quarter versus an operating loss in 2001, as well as a decrease in accounts receivable.

Investing activities provided $2.2 million in the current quarter as a result of receipt of the final payment due from the sale of the Company's pharmaceutical products business, and provided $11.6 million in the second quarter of 2001 reflecting the initial proceeds received from the sale of the Company's pharmaceutical products business net of the WorldxChange acquisition and the Company's additional investment in IBT.

Financing activities used $4.1 million in the current quarter due to mortgage, loan and capital lease repayments and a decrease in the liability component of the Company's convertible debentures. These same items, as well as the payment of the quarterly instalment on the Company's note payable (which was fully repaid in the fourth quarter of 2001) and the purchase for cancellation of convertible debentures pursuant to a normal course issuer bid in accordance with the by-laws and policies of The Toronto Stock Exchange, were also responsible for financing activities using $6.7 million in the second quarter of 2001.

Cash Flows – Six Months Ended June 30, 2002 compared with Six Months Ended June 30, 2001

Operating activities provided net cash of $13.4 million in the first six months of 2002 compared with using $15.5 million in the same period of 2001. The 2002 activities reflect the higher level of sales of short term investments in the current period as well as a significant decrease in accounts receivable and improved operating results. The 2001 six-month operating activities reflect operating losses from I-Link and Proscape as well as increases in accounts receivable and other assets.

Investing activities provided $0.2 million in the first half of 2002 as a result of receipt of the final payment due from the sale of the Company's pharmaceutical products business net of purchases of property, plant and equipment by I-Link. These activities provided $1.6 million in the second half of 2001 reflecting the initial proceeds received from the sale of the Company's pharmaceutical products business net of the WorldxChange acquisition and the Company's additional investment in IBT.

Financing activities used $4.7 million in the first six months of 2002 due to mortgage, loan and capital lease repayments, a decrease in the liability component of the Company's convertible debentures and the purchase for cancellation of common shares pursuant to a normal course issuer bid in accordance with the by-laws and policies of The Toronto Stock Exchange. In the first six months of 2001 investing activities used $13.7 million as a result of the payment of the quarterly instalments on the Company's note payable, the purchase for cancellation of common shares and convertible debentures pursuant to normal course issuer bids in accordance with the by-laws and policies of The Toronto Stock Exchange and a decrease in the liability component of the Company's convertible debentures.

CONSOLIDATED BALANCE SHEETS

(In 000's of US$)	June 30 2002 (Unaudited)	December 31 2001 (Audited)
ASSETS		
Current assets		
Cash and cash equivalents	**$ 33,878**	$ 24,934
Short-term investments	**5,809**	8,932
Accounts receivable (less allowance for doubtful accounts of $975; 2001 – $2,198)	**15,164**	20,448
Income taxes recoverable	**2,331**	2,202
Future income tax asset	**188**	970
Other assets (note 4)	**9,959**	7,022
Assets of discontinued operations (note 6)	**967**	4,883
	68,296	69,391
Long-term assets		
Other assets (note 4)	**15,446**	15,852
Property, plant and equipment	**37,408**	43,006
Goodwill and intangible assets (note 2)	**9,617**	15,621
	$130,767	$143,870
LIABILITIES		
Current liabilities		
Accounts payable	**$ 5,584**	$ 11,689
Accrued liabilities	**22,362**	26,512
Deferred revenue	**945**	2,563
Mortgages and loans payable	**9,006**	10,508
Capital leases	**3,277**	3,034
Liabilities of discontinued operations (note 6)	**1,047**	2,395
	42,221	56,701
Long-term liabilities		
Deferred revenue	**480**	768
Mortgages and loans payable	**15,098**	14,690
Capital leases	**5,422**	6,986
Convertible debentures payable	**3,664**	4,801
Future income tax liabilities	**33,630**	23,282
	100,515	107,228
Non-controlling interest	**–**	148
Shareholders' Equity	**30,252**	36,494
	$130,767	$143,870

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Period Ended June 30

(In 000's of US$) (Unaudited)	Capital Stock: No. of Common Shares (In 000's)	Capital Stock: Amount	Contributed Surplus	Equity Component of Convertible Debentures Payable	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance – December 31, 2001	**22,493**	**$ 102,852**	**$ 8,883**	**$ 41,833**	**$ (117,074)**	**$ 36,494**
Adjustment related to the adoption of new accounting pronouncement (note 2)	**-**	**-**	**-**	**-**	**(1,000)**	**(1,000)**
Common shares purchased for cancellation	**(197)**	**(902)**	**513**	**-**	**-**	**(389)**
Accretion of equity component of debentures payable	**-**	**-**	**-**	**1,514**	**(1,514)**	**-**
Net loss	**-**	**-**	**-**	**-**	**(4,853)**	**(4,853)**
Balance – June 30, 2002	**22,296**	**$ 101,950**	**$ 9,396**	**$ 43,347**	**$ (124,441)**	**$ 30,252**
Balance – December 31, 2000	23,937	$ 109,452	$ 2,711	$ 44,042	$ (51,702)	$ 104,503
Common shares purchased for cancellation	(1,034)	(4,149)	2,094	–	–	(2,055)
Accretion of equity component of debentures payable	–	–	–	1,579	(1,579)	–
Gain on retirement of debentures payable net of income taxes of $518	–	–	1,941	(4,523)	–	(2,582)
Net loss	–	–	–	–	(26,530)	(26,530)
Balance – June 30, 2001	**22,903**	**$ 105,303**	**$ 6,746**	**$ 41,098**	**$ (79,811)**	**$ 73,336**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In 000's of US$, except per share amounts) (Unaudited)	For the three months ended June 30		For the six months ended June 30	
	2002	**2001**	**2002**	**2001**
Revenues				
Communication services	**$ 22,306**	$ 13,045	**$ 46,680**	$ 14,674
Communication technology licensing	**887**	1,420	**2,468**	1,890
Seniors living services	**7,997**	7,946	**15,710**	15,662
Sale of medical products	**1,010**	923	**2,072**	1,841
Other	**659**	1,419	**1,434**	2,848
	32,859	24,753	**68,364**	36,915
Cost of revenues				
Communication services	**14,156**	13,716	**29,862**	15,970
Sale of medical products	**579**	573	**1,229**	1,091
Other	**-**	417	**258**	494
	14,735	14,706	**31,349**	17,555
Operating expenses				
Selling, general and administrative	**19,602**	17,163	**41,540**	29,528
Provision for doubtful accounts	**1,136**	1,279	**2,640**	1,369
Depreciation and amortization	**3,223**	3,585	**6,465**	4,883
Research and development	**480**	669	**911**	1,000
	24,441	22,696	**51,556**	36,780
Operating loss	**(6,317)**	(12,649)	**(14,541)**	(17,420)
Gain on sale of short term investments	**879**	2,172	**27,500**	10,899
Earnings (loss) before undernoted	**(5,438)**	(10,477)	**12,959**	(6,521)
Equity in losses of significantly influenced corporations	**-**	(2,536)	**-**	(4,821)
Other gains	**629**	-	**629**	-
Impairment of property, plant and equipment	**(1,863)**	-	**(1,863)**	-
Write-down of investments	**(2,655)**	(8,869)	**(2,791)**	(8,869)
Interest expense	**(1,023)**	(1,374)	**(1,967)**	(2,144)
Earnings (loss) before taxes and non-controlling interest	**(10,350)**	(23,256)	**6,967**	(22,355)
Provision for income taxes	**478**	2,953	**11,494**	5,430
Non-controlling interest	**5**	(930)	**(84)**	(1,255)
Loss from continuing operations	**(10,833)**	(25,279)	**(4,443)**	(26,530)
Discontinued operations (note 6)	**(410)**	-	**(410)**	-
Net loss	**$(11,243)**	$ (25,279)	**$ (4,853)**	$ (26,530)
Basic and diluted loss per share				
Loss from continuing operations	**$ (0.52)**	$ (1.12)	**$ (0.27)**	$ (1.21)
Loss from discontinued operations	**(0.02)**	-	**(0.02)**	-
Net loss	**$ (0.54)**	$ (1.12)	**$ (0.29)**	$ (1.21)
Weighted average number of common shares outstanding (000s)	**22,362**	23,182	**22,362**	23,182

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of US$) (Unaudited)	For the three months ended June 30 2002	For the three months ended June 30 2001	For the six months ended June 30 2002	For the six months ended June 30 2001
Cash provided by (used in)				
Operating activities				
Loss from continuing operations	**$(10,833)**	$ (25,279)	**$ (4,443)**	$ (26,530)
Non-cash items included in loss				
Depreciation of property, plant and equipment	**2,263**	2,254	**4,545**	2,910
Amortization of goodwill and intangible assets	**960**	1,331	**1,920**	1,973
Amortization of deferred revenue	**(582)**	(182)	**(1,906)**	(842)
Gain on sale of short-term investments	**(879)**	(2,172)	**(27,500)**	(10,899)
Accretion of liability component of debentures payable	**72**	132	**145**	264
Future income taxes	**808**	3,089	**11,340**	4,685
Non-controlling interest	**5**	(930)	**(84)**	(1,255)
Dilution loss	**-**	–	**444**	–
Equity in losses of significantly influenced corporations	**-**	2,536	**-**	4,821
Impairment of property, plant and equipment	**1,863**	–	**1,863**	–
Write-down of investments	**2,655**	8,869	**2,791**	8,869
Sale of short-term investments, net	**(3,290)**	505	**27,833**	13,768
Unrealized foreign exchange loss	**266**	–	**266**	–
(Increase) decrease in accounts receivable	**1,993**	(4,747)	**3,954**	(4,133)
(Increase) decrease in income taxes recoverable	**(548)**	(220)	**(129)**	697
Increase in other assets	**(987)**	(3,493)	**(847)**	(4,639)
Increase (decrease) in accounts payable and accrued liabilities	**(941)**	892	**(6,743)**	(5,231)
	(7,175)	(17,415)	**13,449**	(15,542)
Investing activities				
Investment in significantly influenced corporations	**-**	(992)	**-**	(1,818)
Increase in portfolio investments	**-**	–	**(500)**	–
Purchases of property, plant and equipment	**(413)**	–	**(889)**	–
Acquisition of communications businesses	**-**	(13,000)	**-**	(17,884)
Acquisition of software sales and services business	**-**	–	**-**	(845)
Mortgages and other advances – lending	**(26)**	(3,749)	**(398)**	(7,210)
Mortgages and other advances – repayments	**-**	367	**-**	367
Discontinued operations	**2,671**	29,002	**1,947**	28,987
	2,232	11,628	**160**	1,597
Financing activities				
Note payable – repayment	**-**	(3,333)	**-**	(6,666)
Mortgages and loans payable – borrowings	**27**	–	**471**	–
Mortgages and loans payable – repayments	**(1,787)**	(583)	**(1,836)**	(623)
Capital lease repayments	**(689)**	(202)	**(1,321)**	(223)
Common shares purchased for cancellation	**(53)**	(35)	**(389)**	(2,055)
Retirement of debentures payable	**-**	(1,132)	**-**	(2,755)
Settlement of minority interest	**(308)**	–	**(308)**	–
Decrease in liability component of debentures payable	**(1,282)**	(1,367)	**(1,282)**	(1,367)
	(4,092)	(6,652)	**(4,665)**	(13,689)
Increase (decrease) in cash and cash equivalents	**(9,035)**	(12,439)	**8,944**	(27,634)
Cash and cash equivalents – beginning of period	**42,913**	37,025	**24,934**	52,220
Cash and cash equivalents – end of period	**$ 33,878**	$ 24,586	**$ 33,878**	$ 24,586
Supplemental disclosure of cash flow information				
Cash paid during the period				
Interest	**$ 1,379**	$ 2,443	**$ 2,715**	$ 3,047
Income tax	**194**	11	**259**	11

The accompanying notes are an integral part of these unaudited consolidated financial statements.

June 30, 2002 (In 000's of US$, except per share amounts) (Unaudited)

1. Basis of presentation

The consolidated financial statements of Counsel Corporation (the "Company") are prepared in accordance with accounting principles generally accepted in Canada and are presented in United States ("US") dollars. These interim consolidated financial statements should be read in conjunction with the most recent audited annual financial statements, as at December 31, 2001. In the opinion of management, all adjustments considered necessary for a fair presentation of results for the periods reported have been included. The interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim consolidated financial statements follow the same accounting policies as the most recent audited annual financial statements except in regard to the new accounting requirements described in note 2.

Certain comparative figures have been reclassified to conform to the current year financial statement presentation.

2. Recent accounting pronouncements

The Canadian Institute of Chartered Accountants (CICA) issued Handbook section 1581, "Business Combinations", which requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of Handbook section 1581 effective January 1, 2002 did not have an impact on the Company's consolidated financial statements.

The CICA issued Handbook section 3062, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after December 15, 2001. Section 3062 requires, among other things, the discontinuance of goodwill amortization. In addition, the section includes provisions, upon adoption, for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles and the testing for impairment of existing goodwill and other intangibles.

As of June 30, 2002, the Company has completed the assessment of the quantitative impact of the transitional impairment test on its goodwill and other intangible assets. An impairment of $1,000 was charged to retained earnings as at January 1, 2001 relating to impaired goodwill of Sage Biopharma Inc. Section 3062 also requires that a reconciliation of net loss excluding the impact of goodwill amortization be disclosed.

	For the three months ended June 30		For the six months ended June 30	
	2002	**2001**	**2002**	**2001**
Loss from continuing operations, as reported	**$ (10,833)**	$ (25,279)	**$ (4,443)**	$ (26,530)
Goodwill amortization expense, net of tax	**–**	339	**–**	1,151
Loss from continuing operations, as adjusted	**$ (10,833)**	$ (24,940)	**$ (4,443)**	$ (25,379)
Adjusted basic and diluted loss per share	**$ (0.52)**	$ (1.11)	**$ (0.27)**	$ (1.16)

As at June 30, 2002, the carrying values of goodwill and other intangible assets amount to $1,569 and $8,048 respectively.

In the first quarter of 2002, the Company adopted section 3870 of the CICA Handbook, "Stock-based Compensation and Other Stock-based Payments". Section 3870 addresses the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. The section requires retroactive application; however, in the case of stock option awards to employees, only applies to awards granted after the date of adoption. The Company has adopted the disclosure only requirements for employee stock options. The adoption of Handbook section 3870 effective January 1, 2002 did not have a significant impact on the Company's consolidated financial statements.

June 30, 2002 (In 000's of US$, except per share amounts) (Unaudited)

Effective January 1, 2002, the Company adopted CICA revised Handbook section 1650, "Foreign Currency Translation" which requires the immediate recognition in income of the unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life as opposed to unrealized gains and losses being deferred and amortized over the remaining term of the long-term monetary items. The adoption of Handbook section 1650 did not have an impact on the Company's consolidated financial statements.

3. Consolidated subsidiaries

The Company's principal operating subsidiaries comprising continuing operations and its respective ownership interest in each subsidiary as at June 30, 2002 and December 31, 2001 are as follows:

	June 30 2002	December 31 2001
Counsel Corporation (US)	**100.0%**	100.0%
Counsel Springwell Communications LLC	**88.4%**	88.4%
I-Link Incorporated ("I-Link")	**60.2%**	60.2%
WorldxChange Corp.("WorldxChange')	**60.2%**	60.2%
Proscape Technologies, Inc ("Proscape")	**(i)**	56.5%
Sage Biopharma, Inc	**90.4%**	90.4%

(i) During the three months ended March 31, 2002, the Company's ownership interest in Proscape was significantly diluted and, as at the effective date of such dilution, the Company ceased to consolidate Proscape.

4. Other assets

	June 30 2002	December 31 2001
Mortgages and other advances	**$ 9,764**	$ 9,221
Portfolio investments	**4,631**	3,219
Real estate under development	**2,423**	2,433
Prepaid expenses	**3,363**	2,117
Software development costs	**-**	1,555
Deposits	**3,511**	1,268
Other	**1,713**	3,061
	25,405	22,874
Less – current portion	**(9,959)**	(7,022)
	$ 15,446	$ 15,852

5. Contingent liabilities

On January 24, 2001, Red Cube International AG delivered a written demand for arbitration and commenced an arbitration proceeding in New York alleging that I-Link breached a Cooperation and Framework Agreement by (i) threatening a shut-down of I-Link's IP telecommunications network, (ii) the resignation of certain employees, and (iii) I-Link's alleged failure to update the escrowed copy of its source code to the current version of the source code employed to maintain the IP telecommunications network. I-Link denied these allegations. I-Link filed a counterclaim against Red Cube International AG and filed a third-party claim against Red Cube Inc., seeking compensatory and/or punitive damages including damages for Red Cube International AG's breach of the Cooperation and Framework Agreement and a June 2000 Revenue Sharing Agreement, Red Cube's default under a subsequent agreement to provide approximately $60,000 in equity funding to I-Link, and engaging in a scheme to drive I-Link out of business and obtain control of I-Link's proprietary technology, telecommunications network, key employees and customers.

An evidentiary arbitration hearing was scheduled for July 9 through July 11, 2002 at which the parties were to present their respective claims and defenses. On July 9, 2002 I-Link appeared and presented evidence in support of its claims and defenses; however, no one appeared for or on behalf of Red Cube. The arbitration hearing concluded on July 9, 2002 with the arbitration panel taking all claims and defenses under advisement. The arbitration panel has

June 30, 2002 (In 000's of US$, except per share amounts) (Unaudited)

not yet issued its decision. While the Company cannot predict the ultimate outcome of any legal proceeding, in the opinion of the Company, damages, if any, will not have a material adverse effect on the Company's financial position or results of operations.

6. Discontinued operations

In May 2002, the Company settled the final payment due under the definitive agreement with the purchaser regarding its disposal of its pharmaceutical products business in 2001. During the course of the settlement, it became known that the purchaser disputed certain payments regarding inventories as set out in the agreement. The Company has assessed the impact of this dispute and has written down its receivable from the purchaser to reflect the related collection risk. The loss from discontinued operations of $410 includes an income tax recovery of $210.

A summary of the carrying value of the assets and liabilities of discontinued operations as at June 30, 2002 and December 31, 2001 is as follows:

	June 30 2002	December 31 2001
Assets		
Cash	**$ 487**	$ 423
Receivable from purchaser, net	**480**	4,460
	$ 967	$ 4,883
Liabilities		
Accounts payable and accrued liabilities	**$ 771**	$ 1,841
Non-controlling interest	**276**	554
	$ 1,047	$ 2,395

7. Subsequent events

I-Link and WorldxChange reorganization

On July 25, 2002, the Company and I-Link entered into a Debt Restructuring Agreement ("Agreement"). The Agreement requires the approval of I-Link's shareholders at their next meeting (to be held as soon as practicable). Closing of the Agreement is to take place within three days after obtaining shareholder approval.

The principal terms of the agreement are as follows:

1. Principal and accrued interest of $25,914 owed by I-Link to the Company will be exchanged into common stock of I-Link at $0.18864 per share (representing the average closing price of I-Link's common stock during May 2002). This will result in the issuance of 137,370,314 shares of I-Link common stock and increase the Company's ownership of I-Link from 60.2% to 75.5%.

2. Warrants issued to the Company to purchase 15,000,000 shares of I-Link at $0.60 per share, will be surrendered for cancellation.

3. I-Link will convey, transfer and assign to Counsel Springwell Communications LLC, I-Link's 100% ownership of WorldxChange.

4. The Company will reimburse I-Link for its costs related to its acquisition of WorldxChange and to the Agreement.

5. The Company's commitment to fund, through long term intercompany advances or equity contributions, all capital investment, working capital or other operational cash requirements of I-Link, as approved by the I-Link board of directors, will be extended from April 15, 2003 to December 31, 2003.

Real estate acquisitions

On July 3, and July 10, 2002, the Company completed the acquisitions of five shopping centres, three in Ontario and one each in Saskatchewan and Manitoba and thereby entered into a new reportable segment, namely "real estate investment" in Canada. One of the shopping centres includes approximately 13 acres of additional zoned retail land

June 30, 2002 *(In 000's of US$, except per share amounts) (Unaudited)*

available for expansion, which is valued at $2,633 (C$4,000). The purchase price before closing costs amounted to $35,879 (C$54,500) and included the assumption of existing first mortgage debt of $20,823 (C$31,630) and closing adjustments of $421 (C$639), thereby requiring cash consideration of $14,635 (C$22,231). The acquisitions aggregate approximately 748,000 sq. ft. of gross leasable area, or $44.45 (C$67.51) per sq. ft. at acquisition and were acquired based on a 2001 net operating income of $3,666 (C$5,568).

8. Segmented information

For the three months ended June 30, 2002:

	Communi-cations	Dial-around	Seniors Living	Medical Products	Technology Services	Corporate	Total
Revenues	$ 2,688	$ 20,506	$ 7,997	$ 1,010	$ -	$ 658	$ 32,859
Cost of revenues	2,353	11,803	-	579	-	-	14,735
Depreciation and amortization	1,397	977	151	124	-	574	3,223
Other operating expenses	3,356	7,375	7,811	939	-	1,737	21,218
Operating earnings (loss)	(4,418)	351	35	(632)	-	(1,653)	(6,317)
Gain on sale of short-term investments	-	-	-	-	-	879	879
Earnings (loss) before undernoted	(4,418)	351	35	(632)	-	(774)	(5,438)
Other gains	-	-	-	629	-	-	629
Impairment of property, plant & equipment	(1,863)	-	-	-	-	-	(1,863)
Write down of investments	-	-	-	-	-	(2,655)	(2,655)
Interest expense	(84)	(267)	(257)	(54)	-	(361)	(1,023)
Earnings (loss) before income taxes	(6,365)	84	(222)	(57)	-	(3,790)	(10,350)
Provision for income taxes	-	-	-	-	-	478	478
Segment earnings (loss)	$ (6,365)	$ 84	$ (222)	$ (57)	$ -	$ (4,268)	$ (10,828)
Segment assets	$ 16,539	$ 30,627	$ 18,968	$ 4,227	$ -	$ 60,039	$ 130,400

- Seniors living operations (previously referred to as long-term care) includes revenues from Canada of $7,911 and from the United States of $86.
- Corporate revenues include interest income of $155.
- Medical products and communications assets, as well as $2,477 of seniors living assets, are located in the United States. The balance of seniors living assets of $16,491 are located in Canada.
- Segment earnings and assets exclude discontinued operations.

June 30, 2002 (In 000's of US$, except per share amounts) (Unaudited)

For the three months ended June 30, 2001:

	Communi-cations	Dial-around	Seniors Living	Medical Products	Technology Services	Corporate	Total
Revenues	$ 9,052	$ 5,932	$ 7,946	$ 923	$ 382	$ 518	$ 24,753
Cost of revenues	8,120	5,596	–	573	417	–	14,706
Depreciation and amortization	2,542	328	205	89	363	58	3,585
Other operating expenses	5,671	1,143	7,725	1,338	1,618	1,616	19,111
Operating earnings (loss)	(7,281)	(1,135)	16	(1,077)	(2,016)	(1,156)	(12,649)
Gain on sale of short-term investments	–	–	–	–	–	2,172	2,172
Earnings (loss) before undernoted	(7,281)	(1,135)	16	(1,077)	(2,016)	1,016	(10,477)
Equity in losses of significantly influenced corporations	–	–	–	–	(2,536)	–	(2,536)
Write-down of investments	–	–	–	–	(7,036)	(1,833)	(8,869)
Interest expense	(19)	(107)	(486)	1	(19)	(744)	(1,374)
Loss before income taxes	(7,300)	(1,242)	(470)	(1,076)	(11,607)	(1,561)	(23,256)
Provision for income taxes	578		12	–	1,582	781	2,953
Segment loss	$ (6,722)	$ (1,242)	$ (482)	$ (1,076)	$(13,189)	$ (2,342)	$ (26,209)
Segment assets	$ 36,515	$ 32,817	$ 25,426	$ 5,459	$ 10,511	$ 67,105	$ 177,833

- Seniors living operations (previously referred to as long-term care) includes revenues from Canada of $7,607 and from the United States of $339.
- Corporate revenues include interest income of $391.
- Medical products, communications and technology services assets, as well as $6,574 of seniors living assets, are located in the United States. The balance of seniors living assets of $18,852 are located in Canada.
- Segment earnings and assets exclude discontinued operations.

June 30, 2002 (In 000's of US$, except per share amounts) (Unaudited)

For the six months ended June 30, 2002:

	Communi-cations	Dial-around	Seniors Living	Medical Products	Technology Services	Corporate	Total
Revenues	$ 5,831	$ 43,317	$ 15,710	$ 2,072	$ 188	$ 1,246	$ 68,364
Cost of revenues	4,787	25,075	–	1,229	258	–	31,349
Depreciation and amortization	2,715	1,957	310	248	86	1,149	6,465
Other operating expenses	6,643	16,440	15,413	2,116	1,572	2,907	45,091
Operating loss	(8,314)	(155)	(13)	(1,521)	(1,728)	(2,810)	(14,541)
Gain on sale of short-term investments	–	–	–	–	–	27,500	27,500
Earnings (loss) before undernoted	(8,314)	(155)	(13)	(1,521)	(1,728)	24,690	12,959
Other gains	–	–	–	629	–	–	629
Impairment of property, plant & equipment	(1,863)	–	–	–	–	–	(1,863)
Write down of investments	–	–	–	–	–	(2,791)	(2,791)
Interest expense	(324)	(570)	(505)	(97)	(16)	(455)	(1,967)
Earnings (loss) before income taxes	(10,501)	(725)	(518)	(989)	(1,744)	21,444	6,967
Provision for income taxes	–	–	11	–	346	11,137	11,494
Segment earnings (loss)	$(10,501)	$ (725)	$ (529)	$ (989)	$ (2,090)	$ 10,307	$ (4,527)
Segment assets	$ 16,539	$ 30,627	$ 18,968	$ 4,227	$ –	$ 60,039	$ 130,400

- Seniors living operations (previously referred to as long-term care) includes revenues from Canada of $15,537 and from the United States of $173.
- Corporate revenues include interest income of $263.
- Medical products and communications assets, as well as $2,477 of seniors living assets, are located in the United States. The balance of seniors living assets of $16,491 are located in Canada.
- Segment earnings and assets exclude discontinued operations.

June 30, 2002 (In 000's of US$, except per share amounts) (Unaudited)

For the six months ended June 30, 2001:

	Communi-cations	Dial-around	Seniors Living	Medical Products	Technology Services	Corporate	Total
Revenues	$ 11,151	$ 5,932	$ 15,662	$ 1,841	$ 539	$ 1,790	$ 36,915
Cost of revenues	10,374	5,596	–	1,091	494	–	17,555
Depreciation and amortization	3,303	328	419	177	541	115	4,883
Other operating expenses	7,737	1,143	15,441	2,443	2,329	2,804	31,897
Operating loss	(10,263)	(1,135)	(198)	(1,870)	(2,825)	(1,129)	(17,420)
Gain on sale of short-term investments	–	–	–	–	–	10,899	10,899
Earnings (loss) before undernoted	(10,263)	(1,135)	(198)	(1,870)	(2,825)	9,770	(6,521)
Equity in losses of significantly influenced corporations	–	–	–	–	(4,821)	–	(4,821)
Write-down of investments	–	–	–	–	(7,036)	(1,833)	(8,869)
Interest expense	(125)	(107)	(975)	(3)	(26)	(908)	(2,144)
Earnings (loss) before income taxes	(10,388)	(1,242)	(1,173)	(1,873)	(14,708)	7,029	(22,355)
Provision for income taxes	–	–	24	–	995	4,411	5,430
Segment earnings (loss)	$(10,388)	$ (1,242)	$ (1,197)	$ (1,873)	$(15,703)	$ 2,618	$ (27,785)
Segment assets	$ 36,515	$ 32,817	$ 25,426	$ 5,459	$ 10,511	$ 67,105	$ 177,833

- Seniors living operations (previously referred to as long-term care) includes revenues from Canada of $14,985 and from the United States of $677.
- Corporate revenues include interest income of $1,288.
- Medical products, communications and technology services assets, as well as $6,574 of seniors living assets, are located in the United States. The balance of seniors living assets of $18,852 are located in Canada.
- Segment earnings and assets exclude discontinued operations.

9. Loss per share disclosures

The following is a reconciliation of the numerators and denominators used in computing basic and diluted loss per share from continuing operations.

	For the three months ended June 30		For the six months ended June 30	
	2002	**2001**	**2002**	**2001**
Basic and diluted loss per share:				
Numerator:				
Loss from continuing operations	**$(10,833)**	$(25,279)	**$ (4,443)**	$(26,530)
Accretion of equity component of debentures payable	**(757)**	(789)	**(1,514)**	(1,579)
Loss available to common shareholders	**$(11,590)**	$(26,068)	**$ (5,957)**	$(28,109)
Denominator:				
Weighted average common shares outstanding (000's)	**22,362**	23,182	**22,362**	23,182
Basic and diluted loss per share from continuing operations	**$ (0.52)**	$ (1.12)	**$ (0.27)**	$ (1.21)

CORPORATE AND SHAREHOLDER INFORMATION

CORPORATE INFORMATION

COUNSEL CORPORATION
The Exchange Tower
Suite 1300, P.O. Box 435
130 King Street West
Toronto, Ontario M5X 1E3
Tel: 416 866 3000
Fax: 416 866 3061
Website: www.counselcorp.com

COUNSEL SPRINGWELL COMMUNICATIONS LLC
One Landmark Square, Suite 320
Stamford, Connecticut 06901
Tel: 203 961 9000
Fax: 203 961 9001
Website: www.counselspringwell.com

SHAREHOLDER INFORMATION

AUDITORS
PricewaterhouseCoopers LLP
Chartered Accountants

TRANSFER AGENTS & REGISTRARS
Computershare Trust Company of Canada
Tel: 416 981 9500

Computershare Trust Company Inc.
Tel: 303 984 4034

CAPITAL STOCK & CONVERTIBLE DEBENTURES
At June 30, 2002, there were 22,296,000 common shares (22,160,000 at July 31, 2002) and $42,761,000 of convertible debentures outstanding.

STOCK & DEBENTURE LISTING
Counsel Corporation's common shares are listed on The Toronto Stock Exchange under the symbol CXS and on The NASDAQ Stock Market under the symbol CXSN. Its convertible debentures are listed on The Toronto Stock Exchange under the symbol CXS.DB.U

SHAREHOLDER & INVESTOR CONTACT
Stephen Weintraub
Senior Vice President & Secretary
Tel: 416 866 3058
Fax: 416 866 3061
E-mail: saw@counselcorp.com

ABOUT COUNSEL CORPORATION

Counsel Corporation (TSE:CXS/NASDAQ:CXSN) is a dynamic, diversified company focused on acquiring and building businesses using its financial and operational expertise in three specific sectors: communications, real estate and seniors living. Counsel's communications platform, Counsel Springwell Communications LLC, is focused on building upon its existing communications investments, I-Link Incorporated and WorldxChange Corp., through organic growth and by acquiring substantial additional customer revenues. I-Link (OTC:ILNK.OB; www.I-Link.com) is an enhanced Internet Protocol voice and data communications service provider, and WorldxChange (www.worldxchange.com) is an international and domestic long distance service provider. Counsel's real estate platform has a focused strategy of investing in and developing income-producing commercial properties, primarily retail shopping centres. Counsel's seniors living platform owns five retirement homes in Canada and three nursing homes in the United States, and leases seven nursing homes in Canada.